

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2018

Mr. Gavin Molinelli
Starboard Value LP
777 Third Avenue
New York, NY 10017

> **Re:  Newell Brands Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 4, 2018 by Starboard Value LP et al.**
> **File No. 001-09608**

Dear Mr. Molinelli:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.  Disclosure indicates that you are now seeking to elect a minority of the Board, but you include the biographies of eight individuals which would constitute a majority of the Board.  Please disclose the number of nominees you are seeking to elect.

Background to the Solicitation, page 5

2.  Please revise to clarify whether the Group Agreement was terminated in its entirety and, if it was not, disclose whether Messrs. Ashken, De Sole, Franklin and Lillie are still parties to the Group Agreement and bound by the terms and conditions thereof.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc:     Andrew M. Freedman
        Olshan Frome Wolosky LLP